MOSQUITO CONSOLIDATED GOLD MINES LIMITED
301 - 455 GRANVILLE STREET
 VANCOUVER, B.C.
V6C ITI

TELEPHONE; 605 689 7902	FAX; 6046897816

December 21, 2005

Earl E. Wilder
7902 Burdock Street
Mission B.C.
V2V 4 Yl

Dear Mr. Wilder:

RE: Option to Earn Interest in Statlu Creek A22re2ate Proiect

Further to our recent discussions, this letter will confirm our agreement whereby Earl E. Wilder ("Wilder") has agreed to grant an option to Mosquito Consolidated Gold Mines Limited. ("MSQ") whereby MSQ can earn a 60% interest in the Statlu Aggregate Project (see Schedule "A"), (the "Properties"), located near Chehalis, British Columbia. The "Properties" are mineral tenures and an Investigative Permit # 239450 owned and registered in the name of Earl Ernest Wilder

Mosquito Consolidated Gold Mines Limited ("MSQ") will earn a 60% interest in the Properties under the following terms and conditions.

1. MSQ will be the financier of the proj ect to the time that a license of occupation is issued by the Department of Land and Water of British Columbia ("L WBC") whereby the sand and gravel has been tested to the standard required for the issuance of a license of occupation and a permit which will allow sand and gravels from the properties to be mined and sold from the properties.

2. MSQ shall have earned a 60% interest in the properties upon the receipt of a license of occupation and a permit which will allow sand and gravels from the Properties to be mined and sold.

3. MSQ shall pay all cost including but not limited to: Engineering, Geology, Survey, Testing, Drilling, Administration, Insurance, Site Expenses, other Consultants, etc. that may be required by the regulatory authorities in order for the gravels to be mined from the Properties.

4. MSQ shall employ Wilder, for a fee plus expenses, until the receipt of a license of occupation and a permit which will allow sand and gravels from the Properties to be mined and sold.

5. This agreement is subjects to the approval of the TSX - Venture Exchange or LOI and/or formal agreement is null and void, and any monies paid by the MSQ to Wilder shall be retained by Wilder as damages and the properties shall remain in the possession of Wilder

6. If MSQ fails to acquire the required license of occupation by December 31, 2008 then this Option to earn a 60% Interest in the Statlu Creek Aggregate Project shall expire and become null and void. Any monies expended by MSQ shall be retained as damages to Wilder, and the properties shall be retained by Wilder.

7. MSQ shall be the operator of the Properties.

8. MSQ shall pay all taxes, fees, insurance and any other monies necessary to carry out operations and maintain the property. in good standing so long as this agreement is in good standing.

9. If either party requests, a more formal agreement shall be prepared and executed embodying the terms of this letter agreement.

10. Wilder will have access to all data generated on the property and review activities and results.

11. Insurance: MSQ shall obtain and maintain and require any contractor engaged on the property to obtain and maintain, during any period when active work is carried out on the property, adequate insurance, which in no case will contain less than Two Million Dollar ($2,000,000.00) liability clause.

12. Any additional properties acquired by MSQ or Wilder within a 10 kilometer distance of the "Properties" shall become a part of the "Properties".

13. This contract and all other obligations of MSQ may not be transferred without Wilders written consent which cannot be unreasonably withheld.

14. Legal Jurisdiction: The laws of the Province of British Columbia shall govern this agreement and the formal agreement.

If the above meets with your approval, please signify your acceptance below and return to us by fax. 1-604 689-7816

Upon receipt of your acceptance, we will initiate the approval process with the TSX-Venture Exchange